# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: IsoEnergy Ltd., CIK 0001997377
CUSIP: 46500E867
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 217 Queen Street West, Suite 401, Toronto, Ontario Canada (A6), M5V 0R2
Date of event which requires filing of this statement: 05/01/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001813276

## Reporting persons
- Queen's Road Capital Investment Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 2,740,434; shared voting power 0; sole dispositive power 2,740,434; shared dispositive power 0; aggregate amount beneficially owned 2,740,434 (5.003% of the class)

## Item 1. Issuer
Name of issuer: IsoEnergy Ltd.
Address of issuer's principal executive offices: 217 Queen Street West, Suite 401, Toronto, Ontario, M5V 0R2, Canada

## Item 2. Person Filing
Name of person filing: Queen's Road Capital Investment Ltd.
Address of principal business office or, if none, residence:
Cheung Kong Centre
Suite 2006, 2 Queen's Road Central
Hong Kong, Hong Kong
Citizenship: Cayman Islands corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,740,434
Percent of class: 5.003
Sole power to vote or to direct the vote: 2,740,434
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,740,434
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Queen's Road Capital Investment Ltd.: /s/ Alex Granger, Alex Granger, President (08/07/2025)